April 2, 2008	Mark C. Amorosi D 202.778.9351 F 202.778.9100 mark.amorosi@klgates.com

VIA EMAIL AND EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Comment on Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A of AXA Premier VIP Trust (File Nos. 333-70754; 811-10509)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below is a comment that you provided on March 18, 2008 concerning Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of AXA Premier VIP Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2008, and the Trust’s response thereto. Your comment is set forth in italics and is followed by the Trust’s response. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

PROSPECTUS FOR MULTIMANAGER PORTFOLIOS

1.	Portfolio Performance

With respect to the Multimanager Small Cap Growth Portfolio (page 24), please reconcile the following disclosure from Post-Effective Amendment No. 53 for EQ Advisors Trust with the performance disclosure provided on page 25, including an explanation to the staff of the basis for showing the performance as provided.

A shareholder meeting has been scheduled on or about May 24, 2007 at which shareholders of the EQ/Small Company Growth Portfolio and the EQ/Wells Fargo Montgomery Small Cap Portfolio (collectively, the “Small Company Growth Portfolios”) will vote on an Agreement and Plan of Reorganization, which contemplates the transfer of all of the assets of the Small Company Growth Portfolios to the Multimanager Small Cap Growth Portfolio (“VIP Growth Portfolio”) of AXA Premier VIP Trust (“VIP Trust”) in exchange

Sonny Oh

April 2, 2008

for the assumption by the VIP Growth Portfolio of all of the liabilities of the Small Company Growth Portfolios and Class A and Class B Shares of the VIP Growth Portfolio. Subject to shareholder approval, the effective date of the proposed merger involving the EQ/Small Company Growth Portfolio will be on or about May 25, 2007 and the effective date of the proposed merger involving the EQ/Wells Fargo Montgomery Small Cap Portfolio will be on or about July 6, 2007.

Please also revise all other relevant disclosure in the registration statement accordingly. For example, please clarify whether the last sentence preceding the 2005 sub-advisory fee table on page 47 of the Statement of Additional Information and footnote “*” to all three fee tables includes any fees paid to the sub-advisers of the predecessor EQ/Wells Fargo Montgomery Small Cap Portfolio.

The Trust has not made any changes in response to this comment because it does not believe that the disclosure referenced in the staff’s comment is inconsistent. For the reasons discussed below, management of the Trust believes that the EQ/Small Company Growth Portfolio (the “EQ Growth Portfolio”), a series of EQ Advisors Trust (the “EQ Trust”), which is a separate registered open-end management investment company managed by AXA Equitable, was the accounting survivor of the reorganizations referenced in the SEC staff’s comment. Accordingly, management believes that the Multimanager Small Cap Growth Portfolio (the “Multimanager Portfolio”) was required to carry forward the financial statements and performance history of the EQ Growth Portfolio in the Trust’s registration statement.

Background

On November 30, 2006, the Board of Trustees of the EQ Trust approved an Agreement and Plan of Reorganization and Termination (the “Reorganization Agreement”) providing for the combination of the EQ Growth Portfolio and the EQ/Wells Fargo Montgomery Small Cap Portfolio (the “EQ Wells Portfolio” and together with the EQ Growth Portfolio, the “EQ Portfolios”), each of which was a series of the EQ Trust, into the newly-established Multimanager Portfolio, which was a shell portfolio with no prior operations. The Trust’s Board of Trustees approved the Reorganization Agreement with respect to the Multimanager Portfolio on December 7, 2006.

Following approval of the Reorganization Agreement by the shareholders of the EQ Growth Portfolio and the EQ Wells Portfolio, the reorganizations of the EQ

Sonny Oh

April 2, 2008

Growth Portfolio and the EQ Wells Portfolio were effected on May 25, 2007 and July 6, 2007, respectively, by the transfer of all assets of the respective EQ Portfolio to the Multimanager Portfolio, and the assumption of all liabilities of such EQ Portfolio by the Multimanager Portfolio, in exchange for shares of the Multimanager Portfolio and the immediate distribution by that EQ Portfolio to its shareholders pro rata of such shares. Each EQ Portfolio was then terminated.

Consistent with accounting and SEC staff guidance (as discussed below), management of the Trust determined that the EQ Growth Portfolio was the accounting survivor of the reorganizations. Accordingly, the Multimanager Portfolio assumed the EQ Growth Portfolio’s historical financial statements and performance record for periods prior to the date of the reorganization with the EQ Growth Portfolio.

Legal and Accounting Standards

The general criteria that are applied to determine the proper accounting survivor of a reorganization are outlined in the “AICPA Accounting and Audit Guide for Investment Companies” (the “Audit Guide”). The Audit Guide states that the legal survivor normally is considered the accounting survivor of a fund combination, but that continuity and dominance in one or more of the following areas might lead to a determination that the fund legally dissolved should be considered the accounting survivor: (1) portfolio management; (2) investment objectives, policies and restrictions; (3) portfolio composition; (4) expense structure and expense ratios; and (5) asset size.

The SEC staff has taken the position that these same factors generally should be considered in determining which fund’s historical performance should be presented following a fund combination. In North American Security Trust (Aug. 5, 1994) (“NAST”), the SEC staff permitted a new shell portfolio to advertise the performance history of one of three acquired portfolios that had recently been reorganized into the shell portfolio for periods prior to the reorganization. The SEC staff stated that the survivor of a fund combination for accounting purposes generally will be the fund whose historical performance may be used by a new or surviving fund. In making the determination of which fund’s performance to use, the SEC staff stated in NAST that “funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.”

Sonny Oh

April 2, 2008

Analysis

Based on its review of the factors described above, management of the Trust determined that the EQ Growth Portfolio was the accounting survivor of the reorganizations and, therefore, that the Multimanager Portfolio was required to carry forward the historical financial statements and performance record of the EQ Growth Portfolio for the periods prior to the date of the reorganization with the EQ Growth Portfolio.

Although effected by means of a newly-established portfolio, the reorganizations were in substance a combination of the EQ Growth Portfolio and the EQ Wells Portfolio, with the EQ Growth Portfolio being the surviving entity. The investment objective, policies and restrictions of the EQ Growth Portfolio were substantially identical to those of the Multimanager Portfolio. As of December 31, 2006, the net assets of the EQ Growth Portfolio were approximately $278 million, while the net assets of the EQ Wells Portfolio were approximately $102 million and the Multimanager Portfolio had no operations, and therefore no assets, prior to the date of the first reorganization with the EQ Growth Portfolio. The same sub-advisers that managed the EQ Growth Portfolio (Eagle Asset Management, Inc., Wells Capital Management Inc. and Bear Stearns Asset Management Inc.) were expected to continue to manage the combined portfolio.

In making its determination that the EQ Growth Portfolio was the accounting survivor of the reorganizations, management of the Trust noted in particular that: (1) the investment objective, policies and restrictions of the combined portfolio would most closely resemble those of the EQ Growth Portfolio; (2) the EQ Growth Portfolio was by far the largest of the portfolios involved in the reorganizations; (3) like the EQ Growth Portfolio, the combined portfolio would be managed by multiple sub-advisers; (4) the combined portfolio would continue to be managed by AXA Equitable; (5) the combined portfolio would be advised by the same sub-advisers that advised the EQ Growth Portfolio and in a manner that most closely resembles the EQ Growth Portfolio; and (6) the portfolio composition and structure of the combined portfolio would most closely resemble that of the EQ Growth Portfolio because the EQ Growth Portfolio was the largest of the portfolios involved in the reorganizations and was managed by the same sub-advisers that would continue to manage the combined portfolio after the reorganizations in accordance with an investment objective, policies and restrictions that most closely resemble those of the EQ Growth Portfolio.

Sonny Oh

April 2, 2008

Conclusion

Based on the foregoing, management of the Trust determined that the Multimanager Portfolio was required to retain the historical financial statements and performance record of the EQ Growth Portfolio. Accordingly, the performance disclosure provided on pages 25 and 26 of the Trust’s prospectus with respect to the Multimanager Portfolio includes the historical performance of the EQ Growth Portfolio for periods prior to the date the Multimanager Portfolio commenced operations. In addition, consistent with treating the EQ Growth Portfolio as the accounting survivor of the reorganizations, the disclosure on page 47 of the Trust’s SAI regarding the payment of sub-advisory fees reflects that the amounts shown include fees paid to the sub-advisers of the EQ Growth Portfolio for periods prior to the date the Multimanager Portfolio commenced operations.

*            *            *            *             *

Should you have any further comments on this matter, or any questions, please contact Andrea Ottomanelli Magovern at (202) 778-9178 or me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi
Mark C. Amorosi

cc:	Patricia Louie, Esq.

AXA Equitable Life Insurance Company

Andrea Ottomanelli Magovern, Esq. Kirkpatrick & Lockhart Preston Gates Ellis LLP